Evaxion Biotech A/S
Dr. Neergaards Vej 5F, 2970
Hørsholm, Denmark

August 24, 2022

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller

Re: Evaxion Biotech A/S – Registration Statement on Form F-1 Filed on July 7, 2022, as amended (File No. 333-266050)

Acceleration Request

Requested Date:     August 26, 2022

Requested Time:    4:30 P.M. Eastern Time

Dear Mr. Buchmiller:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 filed on July 7, 2022, as amended (File No. 333-266050) (the “Registration Statement”), to become effective on Friday, August 26, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel, Duane Morris LLP, may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Dwight A. Kinsey of Duane Morris LLP by telephone at (917) 620-3675, or in his absence you can also contact Rina R. Patel of Duane Morris LLP by telephone at (212) 404-8736, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

Evaxion Biotech A/S

By:	/s/ Lori Hollander
Lori Hollander
Vice President, Financial Planning and Analysis

cc:	Lars Wegner, Evaxion Biotech A/S Jesper Nyegaard Nissen, Evaxion Biotech A/S Bo Karmark, Evaxion Biotech A/S

Dwight A. Kinsey, Duane Morris LLP

Rina R. Patel, Duane Morris LLP

Lars Lüthjohan Jensen, Mazanti-Andersen
Gyrithe Falck, Mazanti-Andersen

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